NEWS		Exhibit 99
	For Release:	February 12, 2010
	Investor Contact:	Tim Thorp
218-723-3953
tthorp@allete.com

ALLETE reports 2009 earnings
Results in line with previously-stated guidance

ALLETE, Inc. (NYSE: ALE) today reported 2009 earnings of $1.89 per share, compared with 2008 earnings of $2.82 per share. Net income was $61 million on operating revenue of $759.1 million in 2009, versus net income of $82.5 million and operating revenue of $801 million in 2008. ALLETE’s 2009 financial results reflected a $4.9 million, or 15 cent per share, after-tax charge for the 2008 portion of electric customer refunds from a prior rate case. Excluding that charge, ALLETE’s 2009 earnings were $2.04 per share.

“The financial picture for ALLETE in 2009 was negatively impacted by the economic downturn and by regulatory outcomes that were less than favorable to us,” said Don Shippar, ALLETE's Chairman and Chief Executive Officer.

Regulated Operations recorded net income of $65.9 million during the year, $2 million less than in 2008. Higher electric rates did not offset the combination of increased expenses, the 2008 portion of customer refunds, and lower kilowatt-hour sales. Due to the region’s sluggish economy, sales of electricity to residential, municipal, commercial and industrial customers all declined from 2008 to 2009.

Kilowatt-hour sales to other power suppliers, however, more than doubled from 2008 to 2009 as Minnesota Power sold a portion of the electricity not used by its industrial customers.

ALLETE recorded higher income from its investment in the American Transmission Company due to an investment balance that climbed to $88.4 million at the end of 2009.

Net income in the Investments and Other segment fell by $19.5 million compared to 2008. Year-over-year comparison in this segment was also affected by $9.6 million in tax benefits and a gain on the sale of securities in 2008 that did not reoccur in 2009. ALLETE Properties recorded a net loss of $4.7 million in 2009 versus net income of $1.8 million the previous year as real estate market conditions remained weak throughout the year.

Common stock shares issued by the company during the year to fund ALLETE’s regulated utility capital investment program diluted earnings by 19 cents per share in 2009.

Shippar said he expects ALLETE earnings for the full year 2010 to be within a range of $2.05 and $2.35 per share.

“We’re encouraged by an improved outlook for our industrial customers and we expect to achieve acceptable regulatory outcomes in 2010,” he said. Shippar also noted that a new industrial customer, Mesabi Nugget, is now in operation and that the company’s investment balance in the American Transmission Company will grow in 2010.

ALLETE's corporate headquarters are located in Duluth, Minnesota. ALLETE provides energy services in the upper Midwest and has real estate holdings in Florida. More information about the company is available on ALLETE's Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE’s press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A “non-GAAP financial measure” is defined as a numerical measure of a company’s financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company’s financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE’s management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company’s operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company’s ongoing financial performance over the periods presented.

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ALLETE, Inc.

Consolidated Statement of Income
For the Periods Ended December 31, 2009 and 2008
Millions Except Per Share Amounts

	Quarter Ended		Year to Date
	2009	2008	2009	2008
Operating Revenue
Operating Revenue	$216.0	$196.1	$766.7	$801.0
Prior Year Rate Refunds	–	–	(7.6)	–
Total Operating Revenue	216.0	196.1	759.1	801.0

Operating Expenses
Fuel and Purchased Power	80.1	63.3	279.5	305.6
Operating and Maintenance	84.2	76.6	308.9	318.1
Depreciation	17.9	16.4	64.7	55.5
Total Operating Expenses	182.2	156.3	653.1	679.2
Operating Income	33.8	39.8	106.0	121.8
Other Income (Expense)
Interest Expense	(8.4)	(6.8)	(33.8)	(26.3)
Equity Earnings in ATC	4.6	4.1	17.5	15.3
Other	(2.0)	1.7	1.8	15.6
Total Other Income (Expense)	(5.8)	(1.0)	(14.5)	4.6

Income Before Non-Controlling Interest and Income Taxes	28.0	38.8	91.5	126.4
Income Tax Expense	9.3	15.1	30.8	43.4
Net Income	18.7	23.7	60.7	83.0
Less: Non-Controlling Interest in Subsidiaries	–	0.2	(0.3)	0.5
Net Income Attributable to ALLETE	$18.7	$23.5	$61.0	$82.5

Average Shares of Common Stock
Basic	33.4	30.1	32.2	29.2
Diluted	33.5	30.2	32.2	29.3

Basic and Diluted Earnings Per Share of Common Stock	$0.56	$0.78	$1.89	$2.82

Dividends Per Share of Common Stock	$0.44	$0.43	$1.76	$1.72

Consolidated Balance Sheet
Millions

	Dec. 31,	Dec. 31,		Dec. 31,	Dec. 31,
	2009	2008		2009	2008
Assets			Liabilities and Equity
Cash and Short-Term Investments	$25.7	$102.0	Current Liabilities	$133.1	$150.7
Other Current Assets	199.8	150.3	Long-Term Debt	695.8	588.3
Property, Plant and Equipment	1,622.7	1,387.3	Other Liabilities	372.1	389.3
Investment in ATC	88.4	76.9	Deferred Income Taxes & Investment Tax Credits	253.1	169.6
Investments	130.5	136.9	Equity	939.0	836.9
Other	326.0	281.4
Total Assets	$2,393.1	$2,134.8	Total Liabilities and Equity	$2,393.1	$2,134.8

	Quarter Ended		Year to Date
ALLETE, Inc.	December 31,		December 31,
Income (Loss)	2009	2008	2009	2008
Millions
Regulated Operations	$20.9	$21.4	$65.9	$67.9
Investments and Other	(2.2)	2.1	(4.9)	14.6
Net Income Attributable to ALLETE	$18.7	$23.5	$61.0	$82.5
Diluted Earnings Per Share	$0.56	$0.78	$1.89	$2.82

Statistical Data
Corporate
Common Stock
High	$35.29	$44.63	$35.29	$49.00
Low	$32.23	$28.28	$23.35	$28.28
Close	$32.68	$32.27	$32.68	$32.27
Book Value	$26.39	$25.37	$26.39	$25.37

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	308	318	1,164	1,172
Commercial	358	365	1,420	1,454
Municipals	262	259	992	1,002
Industrial	1,294	1,726	4,475	7,192
Total Retail and Municipal	2,222	2,668	8,051	10,820
Other Power Suppliers	981	556	4,056	1,800
Total Regulated Utility	3,203	3,224	12,107	12,620
Non-regulated Energy Operations	41	48	203	217
Total Kilowatt-hours Sold	3,244	3,272	12,310	12,837

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.